September 12, 2024

Justin Stiefel
Chief Executive Officer
Heritage Distilling Holding Company, Inc.
9668 Bujacich Road
Gig Harbor, Washington 98332

        Re: Heritage Distilling Holding Company, Inc.
            Amendment No. 2 to Registration Statement on Form S-1
            Filed August 28, 2024
            File No. 333-279382
Dear Justin Stiefel:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 25, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed August 28, 2024 Principal Stockholders, page 119

1. We note your response to prior comment 3. If the potential issuance of warrants in the concurrent private offering will alter the numbers in this table, please revise your disclosure accordingly. Also revise your disclosure beginning on page 121, as necessary.
Common Stock, page 123

2. You disclose here that a majority of your outstanding shares constitutes a quorum for a stockholder meeting. Please reconcile with the one-third quorum in
Section 2.8 of Exhibit
        3.5.
 September 12, 2024
Page 2
Anti-Takeover Effects, page 126

3. You disclose here that special meetings may be called only by your board. Please reconcile with Section 2.3 of Exhibit 3.5.
Notes to Condensed Consolidated Financial Statements
Note 2. Summary of significant accounting policies
Investments/Investments in Flavored Bourbon LLC, page F-13

4. We note your response to prior comment 5 but do not consider your response to fully address our concerns. In this regard, please explain why you believe your accounting treatment for your investment in Flavored Bourbon LLC is appropriate and how such treatment complies with the guidance in ASC 321-10-35-2. As part of your response, include the following:
           How you determined that the price change that occurred as a result of the January
           2024 cap call is    observable    and explain why you used the OPM
Backsolve
           Valuation Model to measure the fair value of your investment when there is an
              observable price    available;
           Confirm you have irrevocably elected to measure your investment in Flavored
           Bourbon LLC at fair value using the OPM Backsolve Valuation Model subsequent to the January 2024 cap call event and quantify the assumptions you used in your valuation and explain why the valuation for your investment in Flavored Bourbon
           LLC has not changed since January 2024; and
           Provide your calculation for arriving at your gain.
Note 9. Stockholders    Equity, page F-29

5. We note that 183,000 shares of Series A Preferred Stock and 91,500 warrants to purchase common stock were issued for a total proceeds of $1,830,000 which consisted of
       $675,000 in cash and $1,155,000 in the form of 525 barrels of aged whiskey. However,
       $1,830,000 is presented in the    Proceeds for Preferred Stock and
warrants    line item of
       your cash flow statement under financing activities, which appears to indicate that the
       Company received the full proceeds in cash. Please revise to correct this inconsistency or explain.
Note 16. Subsequent Events, page F-40

6. Your subsequent events disclosures here appear to be inconsistent with your disclosure elsewhere in the filing. For example, your disclosures on page F-38 and F-39 indicate that
       11,329 shares and 44,292 shares of Series A Preferred Stock were issued in connection with the May 2024 and July 2024 factoring agreements, respectively, which appear to suggest that an aggregate of 55,621 preferred shares were issued in connection with these
       2 factoring agreements. However, your disclosure on page F-40 states that an aggregate of
       44,292 shares were issued related to these agreements. Please revise to correct the inconsistencies throughout the filing and quantify the total number of shares issued subsequent to June 30, 2024 by type and class of stock or equity instruments. In this regard, make sure all the issuances subsequent to June 30, 2024 are reflected in your pro forma financial information throughout the filing or disclose why they are not reflected.
 September 12, 2024
Page 3
Exhibit 23.1, page II-7

7. The consent includes an incorrect report date for the reverse stock split described in Note
       1 (the date is July 5, 2024 in the audit report). Please revise accordingly.

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   M. Ali Panjwani, Esq.